April 20, 2012

VIA EDGAR AND E-MAIL

Alison White U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Additional SEC Staff Comments on Post-Effective Amendment No. 89 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are additional comments that you provided on April 12, 2012 regarding Post-Effective Amendment No. 89 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 6, 2012, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	International & Global Portfolios – All Prospectuses
(a)
Comment: The staff reiterates its previous Comment 7 that for all Portfolios that have “global” or “international” in their names, the Trust should disclose that such Portfolios normally will invest at least 40% of their assets outside the U.S. or that they normally will invest in non-U.S. companies in accordance with an applicable benchmark or index.  See Final Rule: Investment Company Names, Release No. IC-24828, footnote 42 dated January 17, 2001.

Response: The Trust notes the staff’s comment and respectfully declines to make any changes in response to this comment for the reasons described in response to Comment 7 in the Trust’s letter dated April 9, 2012.

Alison White.
April 20, 2012

2.	Master Prospectus
(a)
		(i)	Comment: Please confirm that the footnote references in the fee table for Class IA shares are correct.
Response: The Trust confirms that the footnote references in the fee table for Class IA shares are correct.
	(b)		EQ/International Value PLUS Portfolio
(i)
Comment: Please confirm that the single asterisk footnote (stating that expenses have been restated to reflect current fees) that currently appears for the management fee, other expenses and total annual portfolio operating expenses is correct and applies to all classes.

Response: The Trust confirms that the single asterisk footnote that appears for the management fee, other expenses and total annual portfolio operating expenses is correct and applies to all classes.
3.	Custom Benchmarks – Master Prospectus and Tactical Manager Portfolios Prospectus
	(a)	Comment: Please confirm that the international index custom benchmarks are broad-based.
Response: The Trust confirms that the international index custom benchmarks are broad-based indices. The benchmarks consist of a composite of the EuroSTOXX 50 Index (which represents 25% of the composite), the FTSE 100 Index (which represents 25% of the composite), the TOPIX Index (which represents 25% of the composite), and the S&P/ASX 200 Index (which represents 10% of the composite). Together, these indices represent the performance of almost 2,000 companies located outside of the United States and engaged in many different industries. In particular, the EuroSTOXX 50 Index represents the performance of 50 leading blue chip companies in the Eurozone. The FTSE 100 Index represents the performance of the 100 largest blue chip companies listed on the London Stock Exchange. The TOPIX Index is a capitalization weighted index that represents the performance of the largest firms listed on the Tokyo Stock Exchange and currently consists of over 1,600 companies. The S&P/ASX 200 Index represents the performance

Alison White.
April 20, 2012

of the 200 largest index-eligible stocks listed on the Australian Stock Exchange.
(b)
Comment: Please revise the index descriptions of the custom benchmarks on pages 46-47 of the Tactical Manager Portfolios Prospectus and page 193 of the Master Prospectus to conform to the SEC’s plain English requirements in Rule 421 under the Securities Act of 1933.

Response: The Trust has made the requested changes. The benchmark descriptions will be revised consistent with the following sample description:

Volatility Managed Index — Large Cap Core (“VMI — LCC”): An index that applies a formula to the S&P 500 Index adjusting the equity exposure of the S&P 500 Index when certain volatility levels are reached.

Corresponding changes will be made for each of the other custom benchmark indices.

*    *    *    *    *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP